Mail Stop 3561

September 30, 2005

Eric D. Gadd
President and Chief Executive Officer
Zond Windsystems Management V LLC
1221 Lamar Street, Suite 1600
Houston, TX   77010

       Re: Zond Windsystem Partners, Ltd. Series 85-C
    Registration Statement on Form 10
       Filed August 31, 2005
    File No. 0-51511

Dear Mr. Gadd:

       We have limited our review of your filing to those
issues
we have addressed in our comments. Where indicated, we think you
should revise your document in response to these comments. If you
disagree, we will consider your explanation as to why our comment
is
inapplicable or a revision is unnecessary. Please be as detailed
as
necessary in your explanation. In some of our comments, we may
ask
you to provide us with information so we may better understand
your
disclosure. After reviewing this information, we may raise
additional comments.

       Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. In the Explanatory Note and Business section, you acknowledge a
potential obligation as early as 1990 to register your units under
Section 12(g) of the Exchange Act. Please be aware that filing
this
Form 10 now to register a class of securities under Section 12(g)
does not necessarily extinguish any of your prior obligations
under
Section 12, Section 13, and other applicable provisions of the
Exchange Act

       As appropriate, please amend your filing and respond to
these
comments within 10 business days or tell us when you will provide
us
with a response. You may wish to provide us with marked copies of
the amendment to expedite our review. Please furnish a cover
letter
with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters
greatly
facilitate our review. Please understand that we may have
additional
comments after reviewing your amendment and responses to our
comments.

       We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the

filing includes all information required under the Securities Act
of
1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company`s
disclosure, they are responsible for the accuracy and adequacy of
the
disclosures they have made.

        In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the
disclosure in the filing;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

   In addition, please be advised that the Division of
Enforcement has access to all information you provide to the staff
of
the Division of Corporation Finance in connection with your
filing.

 If you have any questions, please call Lisa Beth Lentini at
(202) 551-3334 or David Mittelman at (202) 551-3214.

        Sincerely,

        H. Christopher Owings
        Assistant Director